FRONTEER DEVELOPMENT GROUP INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF FRONTEER DEVELOPMENT GROUP INC. (THE “CORPORATION” OR “FRONTEER”) OF PROXIES TO BE USED AT THE ANNUAL AND GENERAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE “MEETING”) TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON OR CORPORATION TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person’s name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or delivered to the chairman prior to the commencement of the Meeting or on the day of any reconvening of the Meeting in case of adjournment.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

VOTING OF PROXIES

Shares represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a choice is specified with respect to any matter to be acted upon, the shares will be voted accordingly. Where no choice is specified, shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS INFORMATION CIRCULAR. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of Meeting, or other matters which may properly come before the Meeting. At the time of printing this information circular the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors and senior officers of the Corporation have any interest in matters to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Common Shares. At March 8, 2006, the Corporation had issued and outstanding, 49,050,223 Common Shares.

The Corporation shall make a list of all persons who are registered holders of Common Shares on March 24, 2006 (the “Record Date”) and the number of Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, not later than ten days before the Meeting, that his name be included in the list. In such case the transferee is entitled to vote his shares at the Meeting.

To the knowledge of the directors and officers of the Corporation, as of March 8, 2006, no person beneficially owns or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is of significant importance to many public shareholders of the Corporation, as a substantial number of the public shareholders of the Corporation do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this information circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation (“IICC”). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting in order to have the Common Shares voted.

EXECUTIVE COMPENSATION

(a) Compensation of Officers

The following table sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation for the fiscal years ended December 31, 2005, 2004 and 2003, in respect of the individuals who were, during the fiscal year ended December 31, 2005, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer and the Exploration Manager of the Corporation (the “Named Executive Officers”). The Corporation had no other executive officers whose total salary and bonus exceeded $150,000 in fiscal 2005.

Summary Compensation Table

Name and Title	Fiscal Year Ended	Annual Compensation			Long Term Compensation			All Other Compensa tion ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Mark O’Dea President and Chief Executive Officer	December 31, 2005	177,500	114,000	Nil	Nil	Nil	Nil	Nil
	December 31, 2004	106,667	50,000 (2)	35,640 (1)	550,000	Nil	Nil	Nil
	December 31, 2003	Nil	35,000(2)	100,672 (1)	100,000	Nil	Nil	Nil
Mr. Sean Tetzlaff Chief Financial Officer and Corporate Secretary (3)	December 31, 2005	136,667	73,333	Nil	400,000	Nil	Nil	Nil
Mr. Rick Valenta, Chief Operating Officer and Vice President, Exploration (4)	December 31, 2005	151,667	80,000	Nil	Nil	Nil	Nil	Nil
	December 31, 2004	122,933	59,000	Nil	100,000	Nil	Nil	Nil
	December 31, 2003	36,520	Nil	Nil	300,000	Nil	Nil	Nil
Mr. Ian Cunningham -Dunlop, Exploration Manager(5)	December 31, 2005	127,500	56,000	Nil	50,000	Nil	Nil	Nil
	December 31, 2004	19,179	845	Nil	200,000	Nil	Nil	Nil

(1)	Paid as a consulting fee to Riftore Consulting Inc. (“Riftore”) for services provided to the Corporation. See “Executive Compensation – Employment Contracts”.

(2)	Paid as a performance bonus to Riftore.

(3)	Mr. Tetzlaff commenced employment with the Corporation on January 4, 2005.

(4)	Mr. Valenta commenced service with the Corporation on September 1, 2003, on a contract basis and was hired as an employee effective May 1, 2004.

(5)	Mr. Cunningham Dunlop was hired as Exploration Manager on October 22, 2004.

(b) Option Grants in 2005

The following table sets forth details regarding stock options granted to the Named Executive Officers during the fiscal year ended December 31, 2005.

Name and Title	Securities Under Options Granted (#) (1)	% of Total Options Granted in Financial Year	Exercise Price ($)	Market Value of Securities Underlying Options on the Date of Grant ($)	Expiration Date
Mark O’Dea President and Chief Executive Officer	Nil	Nil	N/A	N/A	N/A
Mr. Sean Tetzlaff, Chief Financial Officer and Corporate Secretary	200,000	23.2%(2)	$1.85	$1.85	January 31, 2010
	200,000	23.2%(2)	$2.34	$2.34	June 29, 2010
Mr. Rick Valenta, Chief Operating Officer and Vice President, Exploration	Nil	Nil	N/A	N/A	N/A
Mr. Ian Cunningham- Dunlop, Exploration Manager	50,000	5.6%(2)	$2.34	$2.34	June 29, 2010

(1)	Each option is exercisable to acquire one Common Share.
(2)	An aggregate of stock options were granted to employees and the Named Executive Officers in fiscal 2005.

(c) Options Exercised and Aggregates Remaining at Year-End

The following table provides detailed information regarding options exercised by the Named Executive Officers during the year ended December 31, 2005 and options held by the Named Executive Officers as at December 31, 2005.

Name and Title	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2005		Value of Unexercised In-the-money Options at December 31, 2005
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Mr. Mark O’Dea President and Chief Executive Officer	283,000 Nil Nil	782,070 N/A N/A	68,000 100,000 550,000	Nil Nil Nil	235,960 (1) 274,000 (2) 1,309,000 (3)	N/A N/A N/A
Mr. Sean Tetzlaff, Chief Financial Officer and Corporate Secretary	Nil Nil	N/A N/A	66,667 100,000	133,333 100,000	115,334 (4) 124,000 (5)	230,666 (4) 124,000 (5)
Mr. Rick Valenta, Chief Operating Officer and Vice President, Exploration	100,000 Nil Nil	241,578 N/A N/A	100,000 100,000 100,000	Nil Nil Nil	288,000 (6) 274,000 (2) 238,000 (3)	N/A N/A N/A
Mr. Ian Cunningham- Dunlop, Exploration Manager	50,000 Nil	75,500 Nil	150,000 25,000	Nil 25,000	297,000(7) 31,000 (5)	N/A 31,000 (5)

(1)	Based on the closing price of the Common Shares on December 31, 2005 of $3.58 less the exercise price of such options of $0.11.
(2)	Based on the closing price of the Common Shares on December 31, 2005 of $3.58 less the exercise price of such options of $0.84.
(3)	Based on the closing price of the Common Shares on December 31, 2005 of $3.58 less the exercise price of such options of $1.20.
(4)	Based on the closing price of the Common Shares on December 31, 2005 of $3.58 less the exercise price of such options of $1.85.
(5)	Based on the closing price of the Common Shares on December 31, 2005 of $3.58 less the exercise price of such options of $2.34.
(6)	Based on the closing price of the Common Shares on December 31, 2005 of $3.58 less the exercise price of such options of $0.70.
(7)	Based on the closing price of the Common Shares on December 31, 2005 of $3.58 less the exercise price of such options of $1.60.

(d) Employment Contracts

The Corporation entered into an agreement dated December 1, 2003 with Riftore relating to the provision of services to the Corporation by Mark O’Dea, President and Chief Executive Officer of the Corporation, as the representative of Riftore. The agreement was for a term of one year, expiring November 30th, 2004. Pursuant to the agreement, Riftore was to receive an annual fee of $110,000 (plus GST) to provide services to the Corporation for 50 weeks during the course of the year. The fee was paid to Riftore bi-weekly. The agreement was terminated effective May 1, 2004 at which time Mr. O’Dea accepted an employment contract with the Corporation at an annual salary of $160,000. This salary was increased to $190,000 per annum on June 1, 2005.

Mr. Sean Tetzlaff was hired as Chief Financial Officer & Corporate Secretary with the Corporation on January 4, 2005 at an annual salary of $130,000. This salary was increased to $160,000 per annum on June 1, 2005.

Mr. Valenta commenced service with the Corporation on September 1, 2003, on a contract basis pursuant to a consulting agreement between the Corporation and Valenta Consulting Inc. (“Valenta”). The agreement was for a term of one year, expiring August 31, 2004. Pursuant to the agreement, Valenta was to receive an annual fee of $110,000 to provide services to the Corporation for 50 weeks during the course of the year. The agreement was terminated and Mr. Valenta was hired as Chief Operating Officer effective May 1, 2004 at an annual salary of $125,000. Mr. Valenta was appointed Vice President of the Corporation January 1, 2005 at which time his salary increased to $140,000 per annum. His salary was further increased to $160,000 per annum effective June 1, 2005.

Mr. Ian-Cunningham Dunlop was hired as Exploration Manager on October 22, 2004 at an annual salary of $110,000. This salary was subsequently increased to $140,000 on June 1, 2005.

For further details regarding termination payments payable to the Named Executive Officers see “Report on Executive Compensation” below.

COMPOSITION OF THE COMPENSATION COMMITTEE

Mr. Oliver Lennox-King (Chairman), Mr. Donald McInnes and Mr. Lyle Hepburn constitute all members of the Compensation Committee of the board of directors of the Corporation (the “Board”). These individuals are independent within the meaning of applicable securities laws. The Compensation Committee meets at least annually to receive information on and determine matters regarding executive compensation, in accordance with policies approved by the Board.

REPORT ON EXECUTIVE COMPENSATION

The Corporation’s compensation philosophy for executives follows three underlying principles, namely: (i) to provide a compensation package that encourages and motivates performance; (ii) to be competitive with companies of similar size and scope of operations so as to attract and retain talented executives; and (iii) to align the interests of its executive officers with the long-term interests of the Corporation and its shareholders through stock based programs.

When determining both compensation policies and individual compensation levels for executive officers, including the Chief Executive Officer, the Compensation Committee takes into consideration a variety of factors. These factors include the overall assessment of the Board and Compensation Committee concerning the executive’s individual performance; the individual’s contribution towards meeting corporate objectives, levels of responsibility and length of service; industry comparables; and the overall financial and operating performance of the Corporation.

Executive compensation is comprised primarily of a base salary and participation in the stock option plan (the “Plan”) and executive bonus plan (“Bonus Plan”).

The salary for each executive officer’s position is primarily determined having regard for the individual’s responsibilities, individual performance factors, overall performance of the Corporation and the assessment of such individuals as presented by management to the Board and Compensation Committee.

The Compensation Committee or the Board, subject to approval by regulatory authorities, may from time to time grant stock options to executive officers under the Plan. Grant of options are intended to emphasize the executive officer’s commitment to the Corporation’s growth and enhancement of share value. The grant of stock options also assists the Corporation in attracting and retaining qualified executives. Options are reviewed at least annually and are usually granted to newly hired executives at the commencement of employment. Existing options held by individuals are taken into consideration in determining whether additional option grants will be made. During 2005, the Compensation Committee and the Board considered and approved the grant of 400,000 stock options to the Chief Financial Officer, who was hired in January 2005 and 50,000 options to the Exploration Manager.

During 2005, the Compensation Committee and the Board approved bonuses of $114,000, $73,333, $80,000 and $56,000 to each of the President and Chief Executive Officer, Chief Financial Officer, Vice President Exploration and Chief Operating Officer and Exploration Manager, respectively. The Bonus Plan is directly linked to stock performance on the Toronto Stock Exchange.

Bonuses payable to the President and Chief Executive Officer, Chief Financial Officer and Vice President and Chief Operating Officer and Exploration Manager will be calculated under the Bonus Plan and distributed once a year and will be based on the performance of the Corporation relative to its previous year. The Board retains discretion with respect to payment of any bonus. Bonuses will be capped as follows:

  Up to 60% of base salary for the President and Chief Executive Officer

  Up to 50% of base salary for the Chief Financial Officer and Vice President Exploration , Chief Operating Officer

  Up to 40% of base salary for the Exploration Manager

It is implicit in this new Plan that key management personnel are successfully performing their jobs and, therefore, contributing to the overall success of the Corporation.

Corporation performance will be determined by market capitalization and bonuses will be calculated as follows:

  For every 1% increase in average weighted annual market capitalization of the Corporation relative to that of the previous year, the President and Chief Executive Officer will receive 1% of his base salary paid to him as a bonus, up to a maximum of 60%.

  For every 1.2% increase in average weighted annual market capitalization of the Corporation relative to that of the previous year, the Chief Financial Officer and the Vice President, Exploration and Chief Operating Officer will receive 1% of his base salary paid to him as a bonus, up to a maximum of 50%.

  For every 1.5% increase in average weighted annual market capitalization of the Corporation relative to that of the previous year, the Exploration Manager will receive 1% of his base salary paid to him as a bonus, up to a maximum of 40%.

Upon a takeover event (as defined below “Takeover Event”) the President and CEO is entitled to three years salary and the COO and CFO are entitled to two years salary with such pay to include the value of employee benefits (in total the “Termination Payment”).

A Takeover Event is defined as an event in which all or substantially all (90% or more) of the assets of the corporation are sold to an arm’s length third party, or at such time when there occurs a change of control of the Corporation by virtue of a takeover bid as that term is defined in the Securities Act (Ontario), or in the event management's nominees to the Board of Directors are not elected. Upon such a Takeover Event, the employment of the President & Chief Executive Officer, Chief Operating Officer and Chief Financial Officer will terminate and the before mentioned executives will be entitled to the Termination Payment unless the executive is offered and accepts suitable employment with the entity acquiring substantially all of the assets of the Corporation or control of the Corporation or the executive agrees to remain with the Corporation working with the newly elected slate of directors.

In addition, upon a Takeover Event, any and all unvested employee stock options held by the President & Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Exploration Manager, become vested at such time deemed to occur immediately before the Takeover Event and therefore are available for exercise.

During the year, the Corporation purchased a $5,000,000 Director’s and Officer’s liability insurance policy at a cost of $47,649.

PERFORMANCE GRAPH

The following graph compares the Corporation’s cumulative total shareholder return with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Index), assuming a $100 investment in Common Shares on May 8, 2001 and reinvestment of dividends during the period.

COMPENSATION OF DIRECTORS

Non-management directors of the Corporation are paid a base fee of $7,500 per annum, plus $5,000 per annum if they are a member of a Board committee, plus $2,500 per annum if they chair a Board committee. In addition, the Chairman receives an additional $50,000 per annum.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board. The Board may award special remuneration to any director undertaking any special services on behalf of the Corporation other than services ordinarily required of a director.

Directors are also entitled to participate in the Corporation’s Plan. As of March 8, 2006, the Corporation has outstanding 3,660,500 options under the Plan of which an aggregate of 2,018,000 options are held by directors of the Corporation.

Beach Hepburn, LLP a law firm of which a director is a partner provided legal services to the Corporation to which it received fees and was reimbursed expenses during 2005 in the aggregate amount of $33,855.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Set forth below is a summary of securities issued and issuable under all equity compensation plans of the Corporation as at December 31, 2005. As of December 31, 2005, the Plan is the only equity compensation plan of the Corporation.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,780,500	$1.32	1,090,007
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	3,780,500	$1.32	1,090,007

SUMMARY OF STOCK OPTION PLAN

The shareholders of the Corporation approved the Plan on June 8, 2005. The Plan permits the grant of up to 7,500,000 options net of expired or cancelled options issued pursuant to previous option grants. An aggregate of 7,322,500 options (representing 14.9% of the issued and outstanding Common Shares as of March 8, 2006) have been granted under the Plan of which 2,832,826 options (representing 5.8% of the issued and outstanding Common Shares as of March 8, 2006) have been exercised and 879,174 options expired or were cancelled. Accordingly, 3,610,500 Common Shares (representing 7.4% of the issued and outstanding Common Shares as of March 8, 2006) are currently reserved for issuance pursuant to options granted under the Plan and the Corporation may grant an additional 1,056,674 options under the Plan.

The purpose of the Plan is to attract, retain and motivate persons as key service providers to the Corporation and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Corporation. The options are non-assignable and may be granted for a term not exceeding 10 years.

Options may be granted under the Plan only to directors, officers, employees and other service providers (or corporations controlled by such persons) subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Common Shares may be listed or may trade from time to time. The number of Common Shares reserved for issue to any one person pursuant to the Plan (together with Common Shares issuable under other share compensation arrangements) may not exceed 5% of the issued and outstanding Common Shares at the date of such grant. The number of Common Shares reserved for issuance to insiders pursuant to the Plan (together with Common Shares issuable under other share compensation arrangements) may not exceed 10% of the issued and outstanding Common Shares. The number of Common Shares issued to insiders under the Plan (together with Common Shares issuable under other share compensation arrangements) within a one-year period may not exceed 10% of the issued and outstanding Common Shares. The number of Common Shares issued to any one insider and such insider's associates under the Plan (together with Common Shares issuable under other share compensation arrangements) within a one-year period may not exceed 5% of the issued and outstanding Common Shares. Options vest at the discretion of the Board. In the event that an option holder ceases to be a director, officer, employee or other eligible service provider of the Corporation, the optionee may, with the consent of the Board, exercise any unexercised options within a period of 90 days following such cessation, subject to the earlier expiration or vesting restrictions of the options. In the event of the death of an option holder, the personal representatives of the optionee may, with the consent of the Board, exercise any unexercised options within a period of one year following such death, subject to the earlier expiration or vesting restrictions of the options. The Plan may be amended or discontinued by the Board at any time, subject to applicable regulatory and shareholder approvals, provided that no such amendment may materially and adversely affect any option previously granted under the Plan without the consent of the optionee, except to the extent required by law. The exercise price of options issued may not be less than market price of the Common Shares as determined in accordance with applicable stock exchange rules.

CORPORATE GOVERNANCE DISCLOSURE

Board of Directors

Mr. Oliver Lennox-King, Mr. George Bell, Mr. Lyle Hepburn and Mr. Donald McInnes, representing a majority of the directors of the Corporation are independent directors within the meaning of applicable securities laws, while Mr. Mark O’Dea, the President and Chief Executive Officer of the Corporation is not considered an independent director by virtue of his position as an officer of the Corporation.

The directors of the Corporation are also directors of other reporting issuers. The following table outlines the directorships in other reporting issuers held by members of the Board as at March 8, 2006:

Director Name	Other Directorships held
Mr. Mark O’Dea	Frontera Copper Corporation, Aurora Energy Resources Inc.(1)
Mr. Oliver Lennox-King	Hornby Bay Exploration Limited, Metallica Resources Inc., Tiomin Resources Inc., CGX Energy Inc., Aurora Energy Resources Inc. (1)
Mr. George Bell	Weda Bay Minerals Inc.
Mr. Lyle Hepburn	Gitennes Exploration Inc., First Nickel Inc., North Atlantic Resources Ltd.
Mr. Donald McInnes	Western Keltic Mines Inc., Plutonic Power Corporation, Atikwa Minerals Corporation, Blackstone Ventures Inc.

(1) At the time of this Circular, Aurora Energy Resources Inc. was undertaking an Initial Public Offering. It is expected this process will be completed after the date of this Circular and Aurora Energy Resources Inc. will therefore be a reporting issuer.

The independent directors do not hold specifically scheduled meetings at which non-independent directors and members of management are not in attendance. At each meeting, the independent directors hold in camera sessions at which the non-independent director and management do not attend.

The Chairman of the Board is Mr. Oliver Lennox – King, an independent director. The Chair is appointed by the Board after consideration of the recommendation of the Corporate Governance and Nominating Committee. This person chairs regular meetings of the Board and assumes other responsibilities which the directors as a whole designate from time to time. See also “Position Descriptions” below.

The Board held a total of 5 meetings during 2005 at which Mr. Oliver Lennox-King attended 4, Mr. Mark O’Dea attended 5, Mr. George Bell attended 5, Mr. Lyle Hepburn attended 4 and Mr. Donald McInnes attended 5.

Board Mandate

The Board has adopted a written mandate, a copy of which is attached as Schedule A to this information circular.

Position Descriptions

The Board does not have written position descriptions for the Chair. The prime responsibility of the Chair of the Board of Directors is to provide leadership to the Board to enhance Board effectiveness. The Board has ultimate accountability for supervision of management of the Corporation. Critical to meeting this accountability is the relationship between the Board, management, shareholders and other stakeholders. The Chair, as the presiding member, must oversee that these relationships are effective, efficient and further the best interests of the Corporation.

In fulfilling his responsibility, the Chair will:

  oversee the Board's discharge of its duties assigned to it by law, in the constating documents of the Corporation and applicable corporate governance guidelines;

  take steps to foster the Board's understanding of its responsibilities and boundaries with management;

  oversee the responsibilities delegated to all Board committees, including, but not limited to compensation, performance evaluations and internal control systems;

  assist in reviewing and monitoring the long-term business plan, strategies and policies of the Corporation and the achievement of their objectives;

  schedule meetings of the Board and work with committee chairs to co-ordinate the schedule of meetings for committees;

  organize and present agenda for Board meetings based on input from directors and management;

  oversee the distribution of information to the Board in a manageable form, sufficiently in advance of the meeting;

  preside over Board meetings and conduct the meetings in an efficient, effective and focused manner;

  help the Board fulfil the goals it sets by assigning specific tasks to members of the Board;

  attend committee meetings where appropriate;

  review and assess annually director attendance, performance and compensation and the size and composition of the Board, all in conjunction with any relevant committees of the Board.

  oversee the appropriate communication of management strategy, plans and performance to the Board;

  act as a liaison between the Board and management;

  communicate with the senior officers of the Corporation so that they are aware of concerns of the Board, shareholders and other stakeholders;

  chair meetings of the shareholders;

  together with the Chief Executive Officer, represent the Corporation to external groups, including shareholders, creditors, consumer groups, local communities and all levels of government; and

  carry out other duties as requested by the Board, as needs and circumstances arise.

The Corporation has not adopted any written descriptions for the positions of the chairs of the Board committees. Each committee chair has been charged with reviewing and maintaining the charter of the committee, establishing agenda’s for committee meetings, organizing and chairing meetings and reporting the results of meetings to the Board.

The Board has developed a written position description for the Chief Executive Officer.

Orientation and Continuing Education

The Corporation currently has an informal orientation and education program for new members of the Board in order to ensure that new directors are familiarized with the Corporation’s business and the procedures of the Board. In particular, new directors receive copies of Board materials and all materials regarding the Corporation (including recent annual reports, annual information forms, proxy solicitation materials and various other operating and budget reports) and are encouraged to visit and meet with management on a regular basis. The Board encourages the continuing education of its directors as it deems appropriate.

Ethical Business Conduct

The board has adopted a written code of ethics for the directors, officers and employees of the Corporation. A copy of the code of ethics is available for viewing on the Corporations website at www.fronteergroup.com . A hard copy can be requested by requesting a copy in writing from the Corporate Secretary of the Corporation. Each employee and director receives a copy of the code of ethics upon commencement of employment.

The Board does not formally monitor compliance with the code of ethics. Management is expected to report to the Governance and Nominating Committee when breaches of the code of ethics are identified. On an annual basis, all employees are required to confirm in writing their compliance with the code of ethics. Complaints from suppliers or employees against the Corporation or another employee or director are also to be reported to the Governance and Nominating Committee by management.

To the extent a director has a material interest in a transaction or agreement contemplated by the Corporation, that director will excuse himself from any and all discussion regarding the transaction and will not vote with respect to any resolution with respect to such agreement or transaction.

Nomination of Directors

The Board has established a Corporate Governance and Nominating Committee that is comprised entirely of independent directors, which committee is charged with identifying new candidates for Board nomination. While a formal process has not yet been developed, it is expected that Board candidates will be identified through industry contacts and search firms.

Compensation

The Board has also established a Compensation Committee, which is comprised entirely of independent directors, whose responsibility is to:

  retain and terminate any compensation consultant to be used to assist in the evaluation of director, Chief Executive Officer or senior executive officer compensation and shall have the sole authority to approve the consultant’s fees and other retention terms. The committee shall also have the authority to obtain advice and assistance from internal or external legal, accounting or other advisors;

  annually review and approve corporate goals and objectives relevant to the Chief Executive Officer and senior executive officer compensation, evaluate the Chief Executive Officer’s and each senior executive officer’s performance in light of those goals and objectives, and to recommend to the Board for approval the Chief Executive Officer’s and each senior executive officer’s compensation level based on this evaluation. In determining such compensation, the committee will consider the Corporation’s performance and relative shareholder return and the compensation of Chief Executive Officer’s and senior executive officers at comparable companies;

  annually review the compensation systems that are in place for employees of the Corporation in order to ensure there is internal and external equity in the compensation of all employees, including incentive- compensation plans and equity-based plans;

  administer and make recommendations to the Board regarding the adoption, amendment or termination of the Corporation’s incentive compensation plans and equity-based plans (including specific provisions) in which the Chief Executive Officer and senior executive officers may participate;

  review and approve employment agreements, severance arrangements and change in control agreements and other similar arrangements for the Chief Executive Officer and senior executive officers;

  establish levels of director compensation, including retainers, meetings fees, equity-based plans and other similar components of director compensation, based on reviews of director compensation of comparable companies;

  review executive compensation disclosure and director compensation disclosure in the management proxy circular and in any offering documents prior to their public release; and

  review and reassess the adequacy of the Compensation Committee charter annually and recommend any proposed changes to the Corporate Governance and Nominating Committee for its approval;

For a discussion of how the Compensation Committee determines executive compensation, see “Report of the Compensation Committee” above.

Other Board Committees

The Corporation has no other committees of the Board other than the Audit Committee, Compensation Committee and Governance and Nominating Committees.

Assessments

The Board has not been subject to regular formal assessment to date. The Chair of the Board assesses the performance of the Board and its individual members and committees on an informal basis regularly. Due to the size of the Board and Corporation, this process is considered adequate at the present time.

Audit Committee

Certain information concerning the audit committee of the Corporation including membership qualifications, audit fees paid and the text of the audit committee charter, are set forth in the annual information form of the Corporation for the year ended December 31, 2005.

INDEBTEDNESS OF OFFICERS AND DIRECTORS TO THE CORPORATION

No officer or director of the Corporation was indebted to the Corporation, at any time during its last completed financial year, nor has any director been subject to cease trade or similar orders, or declared bankruptcy, either personally or through holding companies. Mr. Lennox-King was a director of Unisphere Waste Conversion Ltd. a corporation listed on the TSX Venture exchange. He resigned as a director of this corporation on February 9, 2005, immediately before a subsidiary of this corporation filed a “Notice of Intention” to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No material transactions were entered into during the year ended December 31, 2005 by the Corporation with any director or executive officer of the Corporation, any principal shareholder of the Corporation or any associate or affiliate of the foregoing. No material transactions are proposed to be entered into with such persons by the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Election of Directors

The articles of the Corporation provide that the Board may consist of a minimum of one and a maximum of ten directors, to be elected annually. Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of the Corporation.

At the Meeting, shareholders will be asked to elect five directors (the “Nominees”). The following table provides the names of the Nominees and information concerning them. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director.

Name and Province and Country of Residence	Position with Corporation	Period of Service as a Director	Present Principal Occupation	Number of Common Shares Beneficially Owned or Over Which Control is Exercised (4)
Mark O’Dea British Columbia, Canada	President, Chief Executive Officer and Director	May 7, 2001 to present	President, Chief Executive Officer of the Corporation also President and Chief Executive Officer of Aurora Energy Resources Inc.	188,800(5)
Donald McInnes (1) (2) (3) British Columbia, Canada	Director	June 13, 2001 to present	President and director of a number of publicly traded mineral exploration companies	15,000
George Bell (1)(3) Ontario, Canada	Director	December 18, 2003 to present	President and Chief Executive Officer of Hornby Bay Exploration Limited, mineral exploration corporation.	Nil
Oliver Lennox-King (1)(2) Ontario, Canada	Chairman	November 4, 2003 to present	Director of Tiomin Resources Inc., Aurora Energy Resources Inc. and Metallica Resources Inc., mineral exploration companies	400,000
Lyle R. Hepburn (2)(3) Ontario, Canada	Director	April 15, 2004 to present	Lawyer, Beach Hepburn LLP	14,500

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Governance and Nominating Committee.

(4)

The information as to Common Shares beneficially owned or over which the Nominees exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective Nominees individually as at March 8, 2006.

(5)	2,000 of these Common Shares are held by Riftore.

IF ANY OF THE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Set forth below is a description of each of the Nominees (including their principal occupation for the last five years):

Dr. Mark O’Dea has 15 years experience in the mineral resource sector and holds a Ph.D. in structural geology. He has worked internationally as an explorationist for both senior and junior resource companies, and from 1997 to 1999, he was a senior geologist with the mining and exploration division of SRK Consulting Canada. In 1999, Mark founded Riftore Consulting Inc., providing structural geology services to the mining industry. He has been President and Chief Executive Officer of Fronteer since May 2001 and is currently also the President and Chief Executive Officer of Aurora Energy Resources Inc. He is also a director of Frontera Copper Corporation, a near term copper producer.

Mr. Donald McInnes graduated with a B.A. from Dalhousie University in 1987. From 1987 to 1993 he was project manager for Equity Engineering Ltd. a mineral exploration consulting Corporation, based in Vancouver, British Columbia. Since 1993, Mr. McInnes has been founder, President and a director of a number of publicly traded mineral exploration companies. Mr. McInnes is a Director and past President of the B.C. and Yukon Chamber of Mines and is a director of the Prospectors and Developers Association of Canada.

Mr. George Bell is President & Chief Executive Officer of Hornby Bay Exploration Limited, a junior uranium and diamond exploration Corporation listed on the TSX Venture Exchange. He has more than 36 years of experience in the international natural resource industry. From 1967 to 1996, he held several senior executive positions with the Noranda Inc. group of companies. Mr. Bell holds a B.Sc. in Business Administration from the University of North Dakota (1967) and has held directorships and executive positions in the Americas, Asia and Europe. Currently, he is a director of Weda Bay Minerals Inc. which is listed on the TSX.

Mr. .Oliver Lennox-King has over 28 years of experience in the mineral resource industry and has had a wide range of experience in financing, research and marketing. He was instrumental in the formation of Southern Cross Resources Inc. in 1997. Mr. Lennox-King was formerly President of Tiomin Resources Inc. from 1992 to 1997, and Chairman of Pangea Goldfields Inc. from 1994 to 1997. From 1980 to 1992, he was a mining analyst in the Canadian investment industry. From 1972 to 1980, he worked in metal marketing and administrative positions at Noranda Inc. and Sherritt Gordon Ltd. He is also a director of Tiomin Resources Inc., Aurora Energy Resources Inc. and Metallica Resources Inc.

Mr. Lyle R. Hepburn is a partner in the Toronto law firm of Beach, Hepburn LLP. Since co-founding Beach, Hepburn LLP in 1985, Mr. Hepburn’s practice has been focused primarily on advising and representing public mining and mineral exploration companies. Mr. Hepburn is a director of Gitennes Exploration Inc., North Atlantic Resources Ltd. and First Nickel Inc., all of which are mineral exploration companies listed on the TSX, and the Corporate Secretary of Aber Diamond Corporation, a diamond specialist Corporation listed on the TSX and NASDAQ.

2. Appointment of Auditor

The directors propose to nominate PricewaterhouseCoopers LLP, Chartered Accountants (“PWC”), the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. Details of fees paid to PWC can be found in the Corporation’s Annual Information Form.

In the past, the directors have negotiated with the auditors of the Corporation on an arm’s length basis in determining the fees to be paid to the auditors. Such fees have been based on the complexity of the matters in question and the time incurred by the auditors. The directors believe that the fees negotiated in the past with the auditors of the Corporation were reasonable and in the circumstances would be comparable to fees charged by other auditors providing similar services.

In order to appoint PWC as auditors of the Corporation to hold office until the close of the next annual meeting, and authorize the directors to fix the remuneration thereof, a majority of the votes cast at the Meeting must be voted in favour thereof.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PWC as auditors of the Corporation for the year ending December 31, 2006, and to authorize the directors to fix their remuneration. PWC was first appointed auditor at the Corporation’s meeting of shareholders in June 2004.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Shareholders of the Corporation may request a copy of the Corporation’s consolidated financial statements and management discussion and analysis by writing to the Manager of Corporate Relations, Fronteer Development Group Inc. 1650 – 1055 West Hastings Street, Vancouver B.C. Canada V6E 2E9 or calling (604) 632-4677.

Financial information is provided in the Corporation’s comparative consolidated financial statements and management discussion and analysis for its most recently completed financial year.

*********

The contents and sending of this information circular have been approved by the directors of the Corporation.

DATED as of the 8th day of March, 2006.

“Mark O’Dea”
Mark O’Dea, President and Chief Executive Officer

SCHEDULE A

BOARD MANDATE

I. PURPOSE

The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of the Corporation. The Board seeks to discharge this responsibility by reviewing, discussing and approving the Corporation’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Corporation and the underlying value of the Corporation.

II. COMPOSITION

The Board of Directors shall be constituted at all times of a majority of individuals who are independent directors in accordance with the Corporate Governance Guidelines of the Toronto Stock Exchange. An “independent director” means a director who is: (a) not a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising solely from holdings in the Corporation, (b) not currently, or has not been within the last five years, an officer, employee of or material service provider to the Corporation or any of its subsidiaries or affiliates; and (c) not a director, officer, employee or significant shareholder of an entity that has a material business relationship with the Corporation.

III. RESPONSIBILITIES AND DUTIES

The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities directly and through its committees, the Audit Committee, the Compensation Committee and the Corporate Governance Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation’s strategic objectives. Other principal duties include, but are not limited to, the following:

1.	Selecting and appointing, evaluation of and (if necessary) termination of the CEO.

2.	Adopting a strategic planning process, approving strategic plans, and monitoring performance against plans.

3.	Reviewing and approving annual operational budgets, capital expenditure limits and corporate objectives, and monitoring performance on each of the above.

4.	Reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.

5.	Reviewing policies and processes to ensure that the Corporation’s internal control and management information systems are operating properly.

6.	Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

7.	Approving the Corporation’s code of business ethics, which includes a communications policy for the Corporation, and monitoring its application.

8.	Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

9.	Arranging formal orientation programs for new directors, where appropriate.

10.

Establish and maintain an appropriate system of corporate governance including practices to ensure the Board functions effectively and independently of management, including reserving a portion of all Board and its committee meetings for in camera discussions without management present.

11.	Ensure that a comprehensive compensation strategy is maintained which includes competitive industry positioning, weighting of compensation elements and relationship of compensation to performance.

12.	Ensure that an adequate system of internal control is maintained to safeguard the Company’s assets and the integrity of its financial and other reporting systems.

13.	Ensure that a system for corporate communications to all stakeholders exists including processes for consistent, transparent, regular, and timely public disclosure.

14.

Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets, or matters of policy, which diverge from the ordinary course of business.

15.	Ensure that a process is established that adequately provides for management succession planning, including the appointing, training, and monitoring of senior management.

16.	In addition to the above, adherence to all other Board responsibilities as set forth in the Company’s By-laws and other statutory and regulatory requirements.

IV. MEETINGS

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of Directors as the Board may from time to time determine according to the articles of the Corporation.

Chairman

The Chairman of the board is elected annually at the first meeting of the Directors following the shareholders meeting.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution.

Board meetings shall normally proceed as follows:

Review and approval of the minutes of the preceding meeting;

Business arising from the previous minutes;

Reports of committees;

President’s report, financial and operational reports;

Other business;

Setting the date and time of the next meeting;

In-Camera session, and

Adjournment

Minutes of the meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at the latest one month after such meeting. Minutes of the committees meetings will be given to each Board member.

This Board of Directors Mandate was adopted by the Board of Directors of Fronteer Development Group Inc. on the 24th day of March, 2005.

By order of the Board of Directors
FRONTEER DEVELOPMENT GROUP INC.

Signed /s/ Oliver Lennox King

Chairman